Exhibit 99.1

 PRESS RELEASE

BROOKFIELD CLOSES $14 BILLION GLOBAL INFRASTRUCTURE FUND
Brings total funds raised to $27 billion in past 18 months

Brookfield, News, July 12, 2016 – Brookfield Asset Management Inc. (“Brookfield”) (NYSE: BAM, TSX: BAM.A, Euronext: BAMA) announced today that it held the final close on Brookfield Infrastructure Fund III (“BIF III” or the “Fund”) with an aggregate of $14 billion of equity commitments, creating a global infrastructure fund that invests in high-quality, core infrastructure assets on a value basis.

BIF III marks the largest private fund raised by Brookfield and the largest private infrastructure fund ever raised in the industry. In the last 18 months, Brookfield has raised approximately $27 billion across its flagship private fund strategies, including the close of its flagship real estate fund, Brookfield Strategic Real Estate Partners II at $9 billion, and its flagship private equity fund, Brookfield Capital Partners IV at $4 billion. All three funds surpassed their fundraising targets.

Total capital commitments of BIF III exceed the original $10 billion fundraising target, reflecting a robust investment pipeline and strong investor demand for the asset class. BIF III’s predecessor fund closed in 2013 with $7 billion of total capital commitments.

Investors in the Fund are a diverse group of over 120 institutional investors, including public and private pension plans, sovereign wealth funds, financial institutions, endowments and foundations and family offices. Brookfield committed $4 billion to the Fund, ensuring alignment of interests with other Fund investors. Brookfield’s commitment will be funded through Brookfield Infrastructure Partners L.P. and Brookfield Renewable Partners L.P.

Sam Pollock, head of Brookfield’s infrastructure business, said “We are grateful for the strong support we received from our investors. This fundraise demonstrates that demand for infrastructure investing is growing as investors continue to increase their allocations to real assets. We are excited about the opportunities we are seeing for investments.”

To date, the Fund has committed to invest over $3 billion in assets consistent with the Fund’s investment strategy, including a portfolio of U.S. hydroelectric facilities, a portfolio of Brazilian electricity transmission projects, a leading Colombian power generation company, a portfolio of Peruvian toll roads and a U.S. water infrastructure project developer.

Brookfield Asset Management
Brookfield is a leading global alternative asset manager with over $240 billion of assets under management. We have over a 100 year history of owning and operating real assets with a focus on property, renewable energy, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively. For more information, please visit our website at www.brookfield.com

For more information, please contact:

Communications
Suzanne Fleming
Tel: (212) 417-2421
email: Suzanne.fleming@brookfield.com

Investor Relations
Linda Northwood
Tel: (416) 359-8647
email: Linda.northwood@brookfield.com